                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                     FORM 10

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                       Pursuant to Section 12(b) or 12(g)
                     of the Securities Exchange Act of 1934

                            ML SELECT FUTURES I L.P.
             (Exact name of registrant as specified in its charter)

            DELAWARE                                     13-3887922
(State or other jurisdiction of                       (I.R.S. Employer
 incorporation or organization)                     Identification No.)

                      c/o MLIM ALTERNATIVE INVESTMENTS LLC
                           Princeton Corporate Campus
                                   Section 2G
                             800 Scudders Mill Road
                          Plainsboro, New Jersey 08536
               (Address of principal executive offices) (zip code)

                                Steven B. Olgin
                   Merrill Lynch Alternative Investments LLC
                           Princeton Corporate Campus
                             800 Scudders Mill Road
                                   Section 2G
                          Plainsboro, New Jersey 08536
                                 (800) 765-0995
               (Name, address, including zip code, and telephone
               number, including area code, or agent for service
                             ______________________

                                   Copies to:
            David R. Sawyier                Michael J. Schmidtberger
         Sidley Austin Brown & Wood       Sidley Austin Brown & Wood LLP
              Bank One Plaza                    787 Seventh Avenue
        Chicago, Illinois 60603              New York, New York 10019


Registrant's telephone number, including area code: (609) 282-6996

Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: LIMITED
                                                                  PARTNERSHIP
                                                                  INTERESTS
                                                                (Title of Class)

                                TABLE OF CONTENTS

                                     PART I

                                                                                                    Page
                                                                                                    ----
ITEM 1.    Business............................................................................        3

ITEM 2.    Financial Information...............................................................        8

ITEM 3.    Properties..........................................................................       18

ITEM 4.    Security Ownership of Certain Beneficial Owners and Management......................       18

ITEM 5.    Directors and Executive Officers.....................................................      19

ITEM 6.    Executive Compensation...............................................................      21

ITEM 7.    Certain Relationships and Related Transactions.......................................      21

ITEM 8.    Legal Proceedings....................................................................      22

ITEM 9.    Market for the Registrant's Common Equity and Related Stockholder Matters............      22

ITEM 10.   Recent Sales of Unregistered Securities..............................................      23

ITEM 11.   Description of Registrant's Securities to be Registered..............................      24

ITEM 12.   Indemnification of Directors and Officers............................................      25

ITEM 13.   Financial Statements and Supplementary Data..........................................      25

ITEM 14.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.      25

ITEM 15.   Financial Statements and Exhibits....................................................      26

ITEM 1. BUSINESS

      (a) General development of business

      ML Select Futures I L.P. (the "Partnership") was organized under the Delaware Revised Uniform Limited Partnership Act on August 4, 1995 under the name ML Chesapeake L.P. The Partnership began trading operations on April 1, 1996 and trades in the international futures and forward markets applying proprietary trading strategies under the direction of Sunrise Capital Partners, LLC ("Sunrise" or the "Advisor"). The Partnership's objective is achieving, through speculative trading, substantial capital appreciation over time.

      Merrill Lynch Alternative Investments LLC ("MLAI LLC"), a wholly-owned subsidiary of Merrill Lynch Investment Managers, L.P. ("MLIM"), which, in turn, is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("Merrill Lynch"), is the general partner of the Partnership. Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S") is the Partnership's commodity broker.

      Effective May 31, 2001, a predecessor to MLAI LLC, Merrill Lynch Investment Partners Inc., converted to a Delaware limited liability company and changed its name to MLIM Alternative Strategies LLC. Effective February 28, 2003, MLIM Alternative Strategies LLC changed its name to Merrill Lynch Alternative Investments LLC as part of an internal reorganization. As used herein, the capitalized term "MLAI LLC" also refers to the general partner when its name was MLIM Alternative Strategies LLC and Merrill Lynch Investment Partners Inc.

      Effective August 14, 2001, Merrill Lynch Group, Inc. contributed all of the issued and outstanding shares of MLAI LLC to its affiliate MLIM in a tax-free reorganization. All of the officers of MLIP at the time continued with their former roles with MLAI LLC. The changes had no impact on the Partnership's investors. Effective November 2, 2001, Merrill Lynch Futures, Inc. ("MLF") merged into its affiliate, MLPF&S, a wholly owned subsidiary of Merrill Lynch. MLPF&S became the successor party to the agreements between MLF and the Partnership. The terms of the agreements remained unchanged and the merger had no effect on the terms on which the Partnership's transactions were executed.

      The proceeds of the Partnership's units of limited partnership interest (the "Units") were initially allocated to the Partnership's initial trading adviser, Chesapeake Capital Corporation ("Chesapeake"). On July 1, 1998, Sunrise replaced Chesapeake as the Partnership's sole trading advisor. The administrative authority over the Partnership remains with MLAI LLC.

      As of February 28, 2003, the aggregate capitalization of the Partnership was $133,101,073, and the Net Asset Value per Unit, originally $100 as of April 1, 1996, had risen to $221.65. The Partnership has not made any distributions.

     The highest month-end Net Asset Value per Unit in the last full five calendar years through February 28, 2003 was $221.65 (February 28, 2003) and the lowest $115.34 (January 31, 1998).

      (b) Financial information about segments

      The Partnership's business constitutes only one segment for financial reporting purposes, i.e., a speculative "commodity pool." The Partnership does not engage in sales of goods or services.

      (c) Narrative description of business

General

      The Partnership trades in the international futures and forward markets with the objective of achieving substantial capital appreciation.

      The Partnership has entered into an advisory agreement with the Advisor whereby the Advisor trades the Partnership's assets using its Expanded Diversified Program. In the Expanded Diversified Program, Sunrise applies its trend-following systems to a broadly-diversified portfolio of futures and forward markets, including, but not limited to, precious and industrial metals, grains, petroleum products, soft commodities, domestic and foreign interest rate futures, domestic and foreign stock indices (including S&P 500, DAX and Nikkei
225), currencies and their cross rates, and minor currency markets. The Partnership accesses Sunrise's Expanded Diversified Program through a managed account.

      One of the aims of the Partnership is to provide diversification to a limited portion of the risk segment of the Limited Partners' portfolios into an investment field that has historically often demonstrated a low degree of performance correlation with traditional stock and bond holdings. Since it began trading, the Partnership's returns have, in fact, frequently been significantly non-correlated with the United States stock and bond markets.

Use of Proceeds and Cash Management Income

      Subscription Proceeds.

      The Partnership's cash is used as security for and to pay the Partnership's trading losses as well as its expenses and redemptions. The primary use of the proceeds of the sale of the Units is to permit Sunrise to trade on a speculative basis in a wide range of different futures and forwards markets on behalf of the Partnership. While being used for this purpose, the Partnership's assets are also generally available for cash management, as more fully described below under "Available Assets".

      Market Sectors.

      In the Expanded Diversified Program, Sunrise applies its trend-following systems to a broadly-diversified portfolio of futures and forward markets. Interests currently included in the Expanded Diversified Program are: currencies (majors, minors & crossrates), metals (gold, silver, copper, aluminum, nickel and zinc), indices (S&P 500, DAX and Nikkei 225), interest rates (T-Bonds, T-Notes, Eurodollars, Euro-Bund, 3-month Euro Futures, Euro BOBL, Japanese Government Bond, Euroyen, 90-day Australian Bank Accepted Bill ("Aussie Bill") and 3-month Canadian Bankers' Acceptance Note), energy (crude oil and natural gas) and agriculturals (soybeans, soymeal, corn, wheat, coffee and sugar and cotton).

      Market Types.

      The Partnership trades on a variety of United States and foreign futures exchanges. Substantially all of the Partnership's off-exchange trading takes place in the highly liquid, institutionally-based currency forward markets.

      Many of the Partnership's currency trades are executed in the spot and forward foreign exchange markets (the "FX Markets") where there are no direct execution costs. Instead, the participants, banks and dealers in the FX Markets take a "spread" between the prices at which they are prepared to buy and sell a particular currency and such spreads are built into the pricing of the spot or forward contracts with the Partnership.

      As in the case of its market sector allocations, the Partnership's commitments to different types of markets - U.S. and non-U.S., regulated and non regulated - differ substantially from time to time, as well as over time. The Partnership has no policy restricting its relative commitment to any of these different types of markets.

      Custody of Assets.

      All of the Partnership's assets are currently held in customer accounts at MLPF&S.

      Available Assets.

      The Partnership earns income, as described below, on its "Available Assets," which can be generally described as the cash actually held by the Partnership. Available Assets are held primarily in U.S. dollars and are comprised of the Partnership's cash balances held in the offset accounts (as described below) -- which include "open trade equity" (unrealized gain and loss on open positions) on United States futures contracts, which is paid into or out of the Partnership's account on a daily basis; the Partnership's cash balance in foreign currencies derived from its trading in non-U.S. dollar denominated futures and options contracts, which includes open trade equity on those exchanges which settle gains and losses on open positions in such contracts prior to closing out such positions. Available Assets do not include and the Partnership does not earn interest income on the Partnership's gains or losses on its open forward, commodity option and certain foreign futures positions since such gains and losses are not collected or paid until such positions are closed out.

      The Partnership's Available Assets may be greater than, less than or equal to the Partnership's Net Asset Value (on which the redemption value of the Units is based) primarily because Net Asset Value reflects all gains and losses on open positions as well as accrued but unpaid expenses.

      Interest Earned on the Partnership's U.S. Dollar Available Assets.

      The Partnership's U.S. dollar Available Assets are held in cash in offset accounts.

      Offset accounts are non-interest bearing demand deposit accounts maintained with banks unaffiliated with Merrill Lynch. An integral feature of the offset arrangements is that the participating banks specifically acknowledge that the offset accounts are MLPF&S customer accounts, not subject to any Merrill Lynch liability.

      MLPF&S credits the Partnership, as of the end of each month, with interest at the effective daily 91-day Treasury bill rate on the average daily U.S. dollar Available Assets held in the offset accounts during such month. The Partnership receives all the interest paid on the short-term Treasury bills in which it invests.

      The use of the offset account arrangements for the Partnership's U.S. dollar Available Assets may be discontinued by Merrill Lynch at any time. If Merrill Lynch were to terminate the offset arrangements, it would attempt to invest all of the Partnership's U.S. dollar Available Assets to the maximum practicable extent in short-term Treasury bills. All interest earned on the U.S. dollar Available Assets so invested would be paid to the Partnership but MLAI LLC would expect the amount of such interest to be less than that available to the Partnership under the offset account arrangements. The remaining U.S. dollar Available Assets of the Partnership would be kept in cash to meet variation margin payments and pay expenses, but would not earn interest for the Partnership.

      The banks at which the offset accounts are maintained make available to Merrill Lynch interest-free overnight credits, loans or overdrafts in the amount of the Partnership's U.S. dollar Available Assets held in the offset accounts, charging Merrill Lynch a small fee for this service. The economic benefits derived by Merrill Lynch -- net of the interest credits paid to the Partnership and the fee paid to the offset banks -- from the offset accounts have not exceeded 0.75% per annum of the Partnership's average daily U.S. dollar Available Assets held in the offset accounts. These revenues to Merrill Lynch are in addition to the Brokerage Commissions and Administrative Fees paid by the Partnership to MLPF&S and MLAI LLC, respectively.

Charges

     Each Unit is subject to the same charges. The Partnership's average month-end Net Assets during 2002, 2001 and 2000 equaled
$68,702,933, $34,771,639 and $25,365,124, respectively.

      The Partnership pays brokerage commissions to MLPF&S at a flat monthly rate of 1/12 of 5.50% (an 5.50% annual rate) of the Partnership's month-end assets, and the Partnership pays MLAI LLC a monthly administrative fee of 1/12 of 0.25% (a 0.25% annual rate) of the Partnership's month-end assets.

      Description of Current Charges.

RECIPIENT                NATURE OF PAYMENT                  AMOUNT OF PAYMENT
MLPF&S                   Brokerage Commissions              A flat-rate monthly commission of 1/12 of 5.5% of the
                                                            Partnership's month-end assets (including the monthly
                                                            interest credit and before reduction for accrued month-end redemptions, distributions, Brokerage Commissions,
                                                            Administrative Fees or Profit Shares, in each case as of the end of the month of determination), a 5.5% annual rate. Such commissions cover the Advisor's monthly consulting fee as
                                                            well as all floor brokerage and exchange, clearing and
                                                            National Futures Association ("NFA") fees incurred in the
                                                            Partnership's trading.

                                                            MLAI LLC estimates that the round-turn equivalent rates charged to the Partnership during the years ended 2002, 2001 and 2000 were approximately $193, $209 and $207, respectively.

MLPF&S                   Use of Partnership assets          Merrill Lynch may derive an economic benefit from the deposit of certain of the Partnership's U.S. dollar assets.

MLAI LLC                 Administrative Fee                 The Partnership pays MLAI LLC a monthly Administrative Fee equal to 1/12 of 0.25% of the Partnership's month-end assets
                                                            (including the monthly interest credit and before reduction for accrued month-end redemptions, distributions, Brokerage
                                                            Commissions, Administrative Fees or Profit Shares, in each case as of the end of the month of determination), a 0.25%
                                                            annual rate. The Administrative Fees cover the Partnership's routine administrative expenses, and MLAI LLC pays any
                                                            administrative costs incurred during any calendar year in
                                                            excess of the foregoing amount.

Other                    Bid-ask spreads                    Bid-ask spreads on forward and related trades.
Counterparties

Sunrise                  Profit Share                       Profit shares of 23% of any New Trading Profit generated by the
                                                            Partnership as a whole, excluding interest income and after reduction for a portion of the Brokerage Commissions, as of the end of each calendar year.

Sunrise                  Consulting Fees                    MLPF&S pays the Advisor monthly consulting fees of 1/12 of 1%
                                                            of the Partnership's month-end assets, after reduction for a portion of the Brokerage Commissions.

MLPF&S; Others           Reimbursement of delivery,         Actual  payments to third parties,  which are expected to
                         insurance, storage and any other   be negligible.
                         extraordinary charges; taxes (if
                         any)

MLPF&S; Others           Extraordinary expenses             Actual costs incurred; none paid to date.

Regulation

      MLAI LLC, the Advisor and MLPF&S are each subject to regulation by the Commodity Futures Trading Commission (the "CFTC") and the NFA. Other than in respect of the registration requirements pertaining to the Partnership's securities under Section 12(g) of the Securities Exchange Act of 1934, the Partnership is generally not subject to regulation by the Securities and Exchange Commission (the "SEC"). However, MLAI LLC itself is registered as an "investment adviser" under the Investment Advisers Act of 1940. MLPF&S is also regulated by the SEC and the National Association of Securities Dealers.

      (i) through (xii)-- not applicable.

      (xiii) The Partnership has no employees.

      (d) Financial Information About Geographic Areas

      The Partnership trades on a number of foreign commodity exchanges. The Partnership does not engage in the sales of goods or services.

ITEM 2. FINANCIAL INFORMATION

      (a) Selected Financial Data

      The following selected financial data has been derived from the audited financial statements of the Partnership.

                                        FOR THE YEAR     FOR THE YEAR      FOR THE YEAR     FOR THE YEAR      FOR THE YEAR
                                           ENDED             ENDED            ENDED             ENDED            ENDED
                                        DECEMBER 31,     DECEMBER 31,      DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
STATEMENT OF OPERATIONS DATA                2002             2001              2000             1999              1998
----------------------------            ------------     ------------      ------------     ------------      ------------
Revenues
     Trading Profits (Loss):
     Realized                            $5,392,704        $6,824,865        $(514,466)         $831,145       $1,968,048
     Change in Unrealized                 8,250,855        (2,048,558)       2,829,995          (184,167)        (450,203)
                                         ----------        ----------        ---------          --------       ----------
Total Trading Results                    13,643,559         4,776,307        2,315,529           646,978        1,571,845

Interest Income                           1,124,469         1,157,629        1,539,821           669,795          376,091

                                         ----------        ----------        ---------          --------       ----------
Total Revenues                           14,768,028         5,933,936        3,855,350         1,316,773        1,893,936

Expenses:
   Brokerage Commissions                  4,012,892         2,033,742        1,449,008           799,962          476,260
   Profit Shares                          2,508,724           779,623          381,807            23,357          255,049
   Administrative Fees                      182,404            92,442           65,864            36,362           30,195

                                         ----------        ----------        ---------          --------       ----------
   Total Expenses                         6,704,020         2,905,807        1,896,679           859,681          761,504
Net Income (Loss)                       $ 8,064,008       $ 3,028,129      $ 1,958,671         $ 457,092      $ 1,132,432

                                          DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,     DECEMBER 31,
STATEMENT OF FINANCIAL CONDITION DATA         2002            2001             2000             1999             1998
-------------------------------------    -------------     ------------     ------------     ------------     ------------
Partnership Net Asset Value              $108,807,592      $51,822,535      $26,006,133      $22,999,434       $9,572,097
Net Asset Value per Unit                      $196.23          $177.38          $158.47          $145.22          $137.47

                                              MONTH-END NET ASSET VALUE PER UNIT
------------------------------------------------------------------------------------------------------------------------------
             JAN.      FEB.      MAR.      APR.     MAY      JUNE      JULY      AUG.      SEPT.    OCT.      NOV.       DEC.
----       -------   -------   -------   -------  -------   -------   -------   -------   -------  -------   -------   -------
1998       $115.34   $121.49   $125.41   $122.94  $127.01   $127.05   $127.01   $136.39   $140.81  $139.65   $134.45   $137.47
1999       $136.56   $142.87   $141.21   $146.68  $145.42   $148.75   $147.11   $147.28   $147.68  $148.82   $147.89   $145.22
2000       $149.88   $146.05   $144.18   $137.24  $135.93   $135.54   $135.89   $141.15   $139.29  $139.35   $148.00   $158.47
2001       $160.87   $167.13   $179.04   $169.51  $173.78   $171.48   $169.00   $172.42   $183.05  $193.22   $174.55   $177.38
2002       $172.84   $167.29   $167.42   $168.82  $175.76   $189.55   $192.20   $193.42   $203.57  $196.64   $187.30   $196.23


                           ML SELECT FUTURES I L.P.(1)
              TYPE OF PARTNERSHIP: SINGLE ADVISOR; PRIVATELY-PLACED
                        INCEPTION OF TRADING: APRIL 1996
                      AGGREGATE SUBSCRIPTIONS: $124,515,143
                        CURRENT CAPITAL:(2) $133,101,073
              NET ASSET VALUE PER UNIT AT JANUARY 1, 1998: $116.21
             NET ASSET VALUE PER UNIT AT FEBRUARY 28, 2003: $221.65
                   WORST MONTHLY DRAWDOWN:(3) (9.66)% (11/01)
             WORST PEAK-TO-VALLEY DRAWDOWN:(4) (13.42)% (11/01-2/02)

       Month(5)              2002(%)         2001(%)          2000(%)         1999(%)          1998(%)
       --------              -------         -------          -------         -------          -------
January                      (2.56)            1.51            3.21            (0.67)          (0.75)

February                     (3.21)            3.89           (2.55)            4.62            5.33

March                         0.07             7.13           (1.28)           (1.16)           3.23

April                         0.84            (5.32)          (4.81)            3.87           (1.97)

May                           4.11             2.52           (0.95)           (0.86)           3.31

June                          7.85            (1.32)          (0.29)            2.29            0.03

July                          1.40            (1.45)           0.26            (1.10)          (0.03)

August                        0.63             2.03            3.87             0.11            7.39

September                     5.25             6.16           (1.31)            0.27            3.24

October                      (3.40)            5.55            0.04            (3.29)          (0.83)

November                     (4.75)           (9.66)           6.21             3.55           (3.72)

December                      4.76             1.62            7.07            (1.80)           2.25

Compound Annual Rate          10.63           11.93            9.14             5.63            18.29
of Return(6)

(1) The Partnership's performance from inception through June 30, 1998 reflects the trading results of Chesapeake Capital Corporation, the Partnership's sole trading advisor during such period.

(2) Current capital is calculated in accordance with generally accepted accounting principles and is equivalent to the Partnership's Net Assets.

(3) Worst monthly drawdown is the largest negative monthly rate of return experienced by the Partnership; a drawdown is measured on the basis of month-end Net Assets only, and does not reflect intra-month figures.

(4) Worst peak-to-valley drawdown is the greatest percentage decline from a month-end cumulative monthly rate of return without such cumulative monthly rate of return being equaled or exceeded as of a subsequent month-end. For example, if the monthly rate of return was (1)% in each of January and February, 1% in

      March and (2)% in April, the peak-to-valley drawdown would still be continuing at the end of April in the amount of approximately (3)%, whereas if the monthly rate of return had been approximately 3% in March, the peak-to-valley drawdown would have ended as of the end of February at approximately the (2)% level.

(5) Monthly Rate of Return is the Partnership's net performance for the month divided by the beginning Net Asset Value of the Partnership for such month.

(6) Compound Annual Rate of Return is calculated by multiplying on a compound basis each of the monthly rates of return set forth in the chart above and not by adding or averaging such monthly rates of return. For periods of less than one year, the results are through the date indicated.

            (b) Management's Discussion And Analysis Of Financial Condition And

      Results Of Operations


Results of Operations

      General.

      Sunrise has been the Partnership's sole Advisor since January 1, 1998. The Advisor is a trend-following trader, whose program does not attempt to predict price movements. No fundamental economic supply or demand analyses are used by Sunrise and no macroeconomic assessments of the relative strengths of different national economies or economic sectors. Instead, its program applies proprietary models to analyzing past market data, and from this data alone attempt to determine whether market prices are trending. As a technical trader, Sunrise bases its strategies on the theory that market prices reflect the collective judgment of numerous market participants and are, accordingly, the best and most efficient indication of market movements. However, there are frequent periods during which fundamental factors external to the market dominate prices.

      If Sunrise's models identify a trend, it signals positions which follow the trend. When these models identify the trend as having ended or reversed, these positions are either closed out or reversed. Due to their trend-following character, the Advisor's program does not predict either the commencement or the end of a price movement. Rather, its objective is to identify a trend early enough to profit from it and detect its end or reversal in time to close out the Partnership's positions while retaining most of the profits made from following the trend.

      In analyzing the performance of trend-following programs such as those implemented by the Advisor, economic conditions, political events, weather factors, etc., are not directly relevant because only market data has any input into trading results. Furthermore, there is no direct connection between particular market conditions and price trends. There are so many influences on the markets that the same general type of economic event may lead to a price trend in some cases but not in others. The analysis is further complicated by the fact that the programs are designed to recognize only certain types of trends and to apply only certain criteria of when a trend has begun. Consequently, even though significant price trends may occur, if these trends are not comprised of the type of intra-period price movements which its program is designed to identify, the Advisor may miss the trend altogether.

      Performance Summary.

      This performance summary is an outline description of how the Partnership performed in the past, not necessarily any indication of how it will perform in the future. In addition, the general causes to which certain price movements are attributed may or may not in fact have caused such movements, but simply occurred at or about the same time.

      The Advisor is unlikely to be profitable in markets in which such trends do not occur. Static or erratic prices are likely to result in losses. Similarly, unexpected events (for example, a political upheaval, natural disaster or governmental intervention) can lead to major short-term losses, as well as gains.

      While there can be no assurance that the Advisor will be profitable under any given market condition, markets in which substantial and sustained price movements occur typically offer the best profit potential for the Partnership.

2002

      During 2002, the Partnership had profits in the interest rate, currency and stock index markets, which outpaced losses in the agriculture, metals and energy sectors.

      The interest rate sector was the most profitable for the year, providing significant gains during the third quarter. As the yields on U.S. interest rate futures declined, the Partnership was in a position to realize profits. Throughout the year, the interest rate markets rallied when disappointing economic news was announced.

      The currency markets were also significantly profitable during the year. In April, the U.S. dollar fell against all its major counterparts and generated losses for the long U.S. dollar positions. The Partnership reversed its bullish outlook at that point in the year as the currency moved lower. This positioned the Partnership to be able to capitalize on the economic conditions later in the year. By June, the U.S. dollar continued to decline breaking through important technical levels. Worries regarding the U.S. corporate sector contributed to the U.S. dollar's weakness. During the third quarter, the currency sector, like other sectors was highly volatile, which limited the profitability of the Partnership. By December, tensions over Iraq and North Korea kept pressure on the already weak U.S. dollar and the Partnership was able to capitalize on the market condition once more.

      Trading the stock index markets were also profitable due to the declining stock market trends, particularly from May to September. While U.S. Treasury debt markets were hitting all time highs by mid-year, stocks were falling to new lows, for which the Partnership was prepared.

      The agricultural markets tended to be directionless for most of the year. The sector posted a moderate loss. Exposure to agricultural markets was light during the first quarter. Positions were focused on grains and soybeans, which were profitable in one month only to give back in the next.

      The metals sectors produced losses for the year. Liquidation pressures in both industrial and precious metals markets forced markets lower mid -year. The directionless metals markets created a difficult trading environment during the rest of the year.

      Energy markets brought the toughest challenge to the Partnership in 2002. The market experienced extreme volatility throughout the year, particularly due to uncertain situations in the

Middle East and Iraq. The market environment was so volatile, in fact, that the trading programs completely reversed directions in October and again in December.


2001

      The Partnership's overall trading strategy was profitable. Losses were only incurred in the metals sector for the year.

      Trading in the interest rates markets was the most profitable sector for the Partnership. Eurodollar futures contracts rose dramatically early in the year as the U. S. economy weakened and the Federal Reserve cut interest rates. The announcement by the U.S. Treasury in October to cease issuing 30 year debt, coupled with worldwide governments easing of monetary policy, benefited long positions across the global yield curve. The global fixed income market rally fizzled in November, returning to pre-September 11 levels.

      Stock index trading was also profitable. Short positions in the S&P 500 and German DAX indices produced gains as corporate earnings were poor and the global economic slump was expected to worsen as a result of the September 11 attacks. By year end, positive reports on the U.S. economy and growing optimism for a brighter 2002 caused stock markets to rally, returning some of the profits realized on short positions.

      Gains were realized in the energy markets. Natural gas prices pulled back in January on low inventories and stagnant production. The sector as a whole faced downside pressure from the slowing global economy and OPEC's decision to leave production levels unchanged. Oil prices sank as traders feared the September 11 attacks would cripple the airline industry. The Partnership was positioned for this and was most profitable in this sector during October and November. By December, OPEC and non-OPEC countries agreed to limit production, causing a sharp reversal in the year long downward trend, resulting in losses in short positions, returning some of the profits.

      Currency trading was profitable. The Euro fell from a high near 96 cents in the first quarter back to the 90 cent level, causing losses in long positions. The weakening of the Euro and Japanese yen displayed how the world economy was not immune to the economic slowdown of the U.S. The Partnership short positions in Japanese yen profited substantially from this and outweighed losses in Euro positions.

      Trading in the agricultural commodities sector was slightly profitable. Gains were realized early in the year on short cotton positions as the market sank to a 15-year low on poor demand and a possible planting increase. Grain prices, particularly wheat, rose in July on concerns that hot and dry weather would cause lower 2001 production. Gains in cotton and wheat were mostly offset by losses in corn, sugar and soybeans.

      Metals trading resulted in losses for the Partnership. Demand restraints and a lack of momentum were the overall theme for the year. Weakness in the Euro, a decline in the Australian dollar to an all time low and producer and central bank selling sent gold prices lower. Losses were incurred in both base and precious metals with the exception of zinc and copper.

2000

      The Partnership's overall trading strategy was profitable in 2000. Trading in the currency, interest rates and agricultural markets was successful, while losses were realized in the energy, metals and stock index markets. The majority of the Partnership's profits were realized in November and December.

      Currency trading started slowly but was profitable by year-end. The Euro declined against the U.S. dollar after officials from the G-7 met and failed to express concern about the Euro's low levels, creating profits for the Partnership's short positions. Other factors for the decline included the slow pace of microeconomic reform in Europe, plans for a European withholding tax and the scale of direct investment flows outside of Europe. In the second quarter, currencies suffered overall when the Japanese yen appreciated against the U.S. dollar due to speculation that the Japanese government was considering a stimulus package after the G8 summit in July. Trading in the Swiss franc was very profitable for the year.

      Trading in the interest rate markets was successful despite volatile market conditions. Short Eurodollar trading was profitable as European Union ministers blamed its slide in January on rapid U.S. growth and fears the Federal Reserve would continue to raise interest rates. Gains were realized in the Japanese ten-year bond and U.S. ten-year Treasury notes but losses incurred on U.S. Treasury bond positions as the yield curve fluctuated widely during the first quarter. U.S. bond yields fell in the second quarter as investors shifted to Treasuries due to increased volatility in the NASDAQ and other equity markets. U.S. bonds were unprofitable when bonds rallied during June after a higher than expected unemployment report and a lack of interest rate action by the Federal Reserve. Losses were incurred in the third quarter on Japanese ten-year bond positions. In November and December, trading was profitable as uncertainty surrounding the U.S. Presidential election caused investors to favor bond markets over equities.

      Agricultural commodity trading resulted in modest gains for the year. Losses were realized in the first quarter on short corn positions due to dry conditions in Argentina, pushing corn prices higher. Long sugar positions were profitable mid year on a report from Brazil stating unfavorable weather conditions will lead to a significant drop in 2000/2001 sugar production. Agricultural trading resulted in gains from short positions in November as imbalance in supply versus demand caused weakness in the markets. Overall profits were in sugar, soymeal and wheat and losses were in corn, cotton and soybeans.

      Energy trading resulted in modest losses for the year, largely due to the Partnership's short positions. Prices rose in the first half of the year as the International Energy Agency reported the need for additional oil to prevent an inventory shortage. Crude oil positions incurred losses as the oil balance faced a significant inventory deficit, shrinking production capacity, limited prospects of non-OPEC supply growth and OPEC's key countries' desire for a higher average price.

      Metals trading was unprofitable for the year. Base metal prices rose early on as concerns over higher interest rates and the decline in global equity prices created defensive tones in the markets, but the Partnership sustained overall losses in the market. Gold prices ended the second quarter higher in reaction to the Federal Reserve leaving interest rates unchanged and a report that the South African Reserve Bank received a $500 million gold denominated loan. Gold and silver positions were profitable for the year.

      Trading in the stock index markets was the most unprofitable sector for the Partnership. Volatile market conditions led to unprofitable positions in the S&P 500. Signs of rising inflation led to continued losses in S&P 500 short positions on concerns the Federal Reserve would continue to raise interest rates aggressively to slow the robust economy.

      Variables Affecting Performance.

      The principal variables which determine the net performance of the Partnership are gross profitability and interest income.

      During all periods set forth above "Selected Financial Data," the interest rates in many countries were at unusually low levels. The low interest rates in the United States (although higher than in many other countries) negatively impacted revenues because interest income is typically a major component of the Partnership's profitability. In addition, low interest rates are frequently associated with reduced fixed income market volatility, and in static markets the Partnership's profit potential generally tends to be diminished. On the other hand, during periods of higher interest rates, the relative attractiveness of a high risk investment such as the Partnership may be reduced as compared to high yielding and much lower risk fixed-income investments.

      The Partnership's Brokerage Commissions and Administrative Fees are a constant percentage of the Partnership's assets allocated to trading. The only Partnership costs (other than the insignificant currency trading costs) which are not based on a percentage of the Partnership's assets (allocated to trading or total) are the Profit Shares payable to the Advisor based on the New Trading Profits generated by the Partnership excluding interest and after reduction for a portion of the Brokerage Commissions.

      Unlike many investment fields, there is no meaningful distinction in the operation of the Partnership between realized and unrealized profits. Most of the contracts traded by the Partnership are highly liquid and can be closed out at any time.

      Except in unusual circumstances, factors -- regulatory approvals, cost of goods sold, employee relations and the like -- which often materially affect an operating business have virtually no impact on the Partnership.

Liquidity; Capital Resources

      The Partnership borrows only to a limited extent and only on a strictly short-term basis in order to finance losses on non-U.S. dollar denominated trading positions pending the conversion of the Partnership's U.S. dollar deposits. These borrowings are at a prevailing short-term rate in the relevant currency.

      Substantially all of the Partnership's assets are held in cash. The Net Asset Value of the Partnership's cash is not affected by inflation. However, changes in interest rates could cause periods of strong up or down price trends, during which the Partnership's profit potential generally increases. Inflation in commodity prices could also generate price movements which the strategies might successfully follow.

      Because substantially all of the Partnership's assets are held in cash, the Partnership should be able to close out any or all of its open trading positions and liquidate any or all of its securities holdings quickly and at market prices, except in very unusual circumstances. This permits the Advisor to limit losses as well as reduce market exposure on short notice should its strategies indicate doing so. In addition, because there is a readily available market value for the Partnership's positions and assets, the Partnership's monthly Net Asset Value calculations are precise, and investors need only wait ten business days to receive the full redemption proceeds of their Units.

      (c) Quantitative And Qualitative Disclosures About Market Risk

Introduction

      PAST RESULTS NOT NECESSARILY INDICATIVE OF FUTURE PERFORMANCE

      The Partnership is a speculative commodity pool. The market sensitive instruments held by it are required for speculative trading purposes, and all or substantially all of the Partnership's assets are subject to the risk of trading loss. Unlike an operating company, the risk of market sensitive instruments is integral, not incidental, to the Partnership's main line of business.

      Market movements result in frequent changes in the fair market value of the Partnership's open positions and, consequently, in its earnings and cash flow. The Partnership's market risk is influenced by a wide variety of factors, including the level and volatility of interest rates, exchange rates, equity price levels, the market value of financial instruments and contracts, the diversification effects among the Partnership's open positions and the liquidity of the markets in which it trades.

      The Partnership, under the direction of Sunrise, rapidly acquires and liquidates both long and short positions in a wide range of different markets. Consequently, it is not possible to predict how a particular future market scenario will affect performance, and the Partnership's past performance is not necessarily indicative of its future results.

      Value at Risk is a measure of the maximum amount which the Partnership could reasonably be expected to lose in a given market sector. However, the inherent uncertainty of the Partnership's speculative trading and the recurrence in the markets traded by the Partnership of market movements far exceeding expectations could result in actual trading or non-trading losses far beyond the indicated Value at Risk or the Partnership's experience to date (i.e., "risk of ruin"). In light of the foregoing, as well as the risks and uncertainties intrinsic to all future projections, the quantifications included in this section should not be considered to constitute any assurance or representation that the Partnership's losses in any market sector will be limited to Value at Risk or by the Partnership's attempts to manage its market risk.

Quantifying The Partnership's Trading Value At Risk

      Quantitative Forward-Looking Statements.

      The following quantitative disclosures regarding the Partnership's market risk exposures contain "forward-looking statements" within the meaning of the safe harbor from civil liability provided for such statements by the Private Securities Litigation Reform Act of 1995 (set forth in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). All quantitative disclosures in this section are deemed to be forward-looking statements for purposes of the safe harbor, except for statements of historical fact.

      The Partnership's risk exposure in the various market sectors traded by the Advisor is quantified below in terms of Value at Risk. Due to the Partnership's mark-to-market accounting, any loss in the fair value of the Partnership's open positions is directly reflected in the Partnership's earnings (realized or unrealized) and cash flow (at least in the case of exchange-traded contracts in which profits and losses on open positions are settled daily through variation margin).

      Exchange maintenance margin requirements have been used by the Partnership as the measure of its Value at Risk. Maintenance margin requirements are set by exchanges to equal or exceed the maximum loss in the fair value of any given contract incurred in 95%-99% of the one-day time periods included in the historical sample (generally approximately one year) researched for purposes of establishing margin levels. The maintenance margin levels are established by dealers and exchanges using historical price studies as well as an assessment of current market volatility (including the implied volatility of the options on a given futures contract) and economic fundamentals to provide a probabilistic estimate of the maximum expected near-term one-day price fluctuation.

      In the case of market sensitive instruments which are not exchange-traded (almost exclusively currencies in the case of the Partnership), the margin requirements for the equivalent futures positions have been used as Value at Risk. In those rare cases in which a futures-equivalent margin is not available, dealers' margins have been used.

      100% positive correlation in the different positions held in each market risk category has been assumed. Consequently, the margin requirements applicable to the open contracts have been aggregated to determine each trading category's aggregate Value at Risk. The diversification effects resulting from the fact that the Partnership's positions are rarely, if ever, 100% positively correlated have not been reflected.

      The Partnership's Trading Value at Risk in Different Market Sectors.

      The following table indicates the average, highest and lowest trading Value at Risk associated with the Partnership's open positions by market category for the fiscal year 2002. During the fiscal year 2002, the Partnership's average capitalization was approximately $68,702,933.

Fiscal Year 2002

                                      AVERAGE VALUE       % OF AVERAGE     HIGHEST VALUE    LOWEST VALUE
MARKET SECTOR                            AT RISK          CAPITALIZATION      AT RISK          AT RISK
-------------                         -------------       ------------     -------------    ------------
Currencies                            $ 1,425,768             2.08%        $ 4,440,184      $    55,029
Metals                                    216,388             0.31%            438,946           22,050
Stock Indices                              62,374             0.09%            113,084                0
Interest Rates                          4,920,233             7.16%         10,223,114          777,871
Energy                                    282,027             0.41%            646,931           37,600
Agriculturals                             224,768             0.33%            384,759           51,273
--------------                        -----------            -----         -----------      -----------


--------------                        -----------            -----         -----------      -----------
TOTAL                                 $ 7,131,558            10.38%        $16,247,018      $   943,823
                                      ===========            =====         ===========      ===========

      Average, highest and lowest Value at Risk amounts relate to quarter-end amounts for each calendar quarter-end during the fiscal year. Average Capitalization is the average or the Partnership's capitalization at the end of each quarter of fiscal year 2002.

Fiscal Year 2001

                                      AVERAGE VALUE       % OF AVERAGE     HIGHEST VALUE    LOWEST VALUE
MARKET SECTOR                            AT RISK          CAPITALIZATION      AT RISK          AT RISK
-------------                         -------------       ------------     -------------    ------------

Currencies                             $  221,187             0.64%         $  611,068        $    8,580
Metals                                     60,341             0.17%            101,541                62
Stock Indices                              28,477             0.08%             58,335            10,800
Interest Rates                          2,498,532             7.18%          3,976,579         1,518,300
Energy                                     25,971             0.07%            102,844                 0
Agriculturals                              68,232             0.20%            159,909             4,283
-------------                          ----------             ----          ----------        ---------
TOTAL                                  $2,902,740             8.34%         $5,010,276        $1,542,025
                                       ==========             ====          ==========        =========

      Average, highest and lowest Value at Risk amounts relate to quarter-end amounts for each calendar quarter-end during the fiscal year. Average Capitalization is the average or the Partnership's capitalization at the end of each quarter of fiscal year 2001.

      Material Limitations On Value At Risk As An Assessment Of Market Risk.

      The face value of the market sector instruments held by the Partnership is typically many times the applicable maintenance margin requirement (maintenance margin requirements generally ranging between approximately 1% and 10% of contract face value) as well as many times the capitalization of the Partnership. The magnitude of the Partnership's open positions creates a "risk of ruin" not typically found in most other investment vehicles. Because of the size of its positions, certain market conditions -- unusual, but historically recurring from time to time -- could cause the Partnership to incur severe losses over a short period of time. The foregoing Value at Risk table -- as well as the past performance of the Partnership -- give no indication of this "risk of ruin."

Non-Trading Risk

      Foreign Currency Balances; Cash On Deposit With MLPF&S.

      The Partnership has non-trading market risk on its foreign cash balances not needed for margin. However, these balances (as well as the market risk they represent) are immaterial.

      The Partnership also has non-trading market risk on the approximately 90%-95% of its assets which are held in cash at MLPF&S. The value of this cash is not interest rate sensitive, but there is cash flow risk in that if interest rates decline so will the cash flow generated on these monies. This cash flow risk is immaterial.

Qualitative Disclosures Regarding Primary Trading Risk Exposures

      The following qualitative disclosures regarding the Partnership's market risk exposures -- except for (i) those disclosures that are statements of historical fact and (ii) the descriptions of how the Partnership manages its primary market risk exposures -- constitute forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. The Partnership's primary market risk exposures as well as the strategies used and to be used by MLAI LLC and the Advisor for managing such exposures are subject to numerous uncertainties, contingencies and risks, any one of which could cause the actual results of the Partnership's risk controls to differ materially from the objectives of such strategies. Government interventions, defaults and expropriations, illiquid markets, the emergence of dominant fundamental factors, political upheavals, changes in historical price relationships, an influx of new market participants, increased regulation and many other factors could result in material losses as well as in material changes to the risk exposures and the risk management strategies of the Partnership. There can be no assurance that the Partnership's current market exposure and/or risk management strategies will not change materially or that any such strategies will be effective in either the short- or long-term. Investors must be prepared to lose all or substantially all of the time value of their investment in the Partnership.

      The following were the primary trading risk exposures of the Partnership as of December 31, 2002, by market sector.

      Interest Rates.

      Interest rate risk is the principal market exposure of the Partnership. Interest rate movements directly affect the price of derivative sovereign bond positions held by the Partnership and indirectly the value of its stock index and currency positions. Interest rate movements in one country as well as relative interest rate movements between countries materially impact the Partnership's profitability. The Partnership's primary interest rate exposure is to interest rate fluctuations in the United States and the other G-7 countries. However, the Partnership also takes positions in the government debt of smaller nations e.g., Australia. MLIM LLC anticipates that G-7 interest rates will remain the primary market exposure of the Partnership for the foreseeable future.

      Currencies.

      The Partnership trades in a number of currencies. However, the Partnership's major exposures have typically been in the U.S.dollar/yen, U.S. dollar/Euro and U.S. dollar/Swiss franc positions. MLIM LLC does not anticipate that the risk profile of the Partnership's currency sector will change significantly in the future. The currency trading Value at Risk figure includes foreign margin amounts converted into U.S. dollars with an incremental adjustment to reflect the exchange rate risk of maintaining Value at Risk in a functional currency other than U.S. dollars.

      Stock Indices.

      The Partnership's primary equity exposure is to S&P 500 and German DAX equity index price movements. The Partnership is primarily exposed to the risk of adverse price trends or static markets in the major U.S., European and Asian indices.

      Metals.

      The Partnership's metals market exposure is to fluctuations in both the price of precious and non-precious metals.

      Agricultural Commodities.

      The Partnership's primary agricultural commodities exposure is to agricultural price movements which are often directly affected by severe or unexpected weather conditions. Soybeans, grains, cotton and sugar accounted for the substantial bulk of the Partnership's agricultural commodities exposure as of December 31, 2002. However, it is anticipated that the Advisor will maintain an emphasis on cotton, grains and sugar, in which the Partnership has historically taken its largest positions.

      Energy.

      The Partnership's primary energy market exposure is to natural gas and crude oil price movements, often resulting from political developments in the Middle East. Oil prices can be volatile and substantial profits and losses have been and are expected to continue to be experienced in this market.

Qualitative Disclosures Regarding Non-Trading Risk Exposure

      The following were the only non-trading risk exposures of the Partnership as of December 31, 2002.

      Foreign Currency Balances.

      The Partnership's primary foreign currency balances are in Japanese yen, British pounds and Euros.

      U.S. Dollar Cash Balance.

      The Partnership holds U.S. dollars only in cash at MLPF&S. The Partnership has immaterial cash flow interest rate risk on its cash on deposit with MLPF&S in that declining interest rates would cause the income from such cash to decline.

Qualitative Disclosures Regarding Means of Managing Risk Exposure

      Trading Risk.

      MLAI LLC has procedures in place intended to control market risk, although there can be no assurance that they will, in fact, succeed in doing so. These procedures focus primarily on monitoring the trading of the Advisor, calculating the Net Asset Value of the Partnership account managed by the Advisor as of the close of business on each day and reviewing outstanding positions for over-concentrations. While MLAI LLC does not itself intervene in the markets to hedge or diversify the Partnership's market exposure, MLAI LLC may urge the Advisor to reallocate positions in an attempt to avoid over-concentrations. However, such interventions are unusual.

      Sunrise applies its own risk management policies to its trading.

      Sunrise Risk Management.

      Sunrise attempts to control risk through the utilization of proprietary risk management techniques, which are applied at all stages of the trading process. These techniques are designed to control all aspects of portfolio, market, and execution risk, with the stated goal of maintaining Sunrise's historical rates of returns without increased volatility.

      The basis for Sunrise's risk management system is its scientific approach and historical research. This process attempts to measure the correlation and performance characteristics associated with various weightings assigned to different markets and sectors. Sunrise allocates equity risk to each market and market sector in an effort to minimize the possibility that any one market or sector has a disproportionate influence on the portfolio. Overall, portfolio exposure, drawdown and recovery periods are carefully studied.

      Sunrise uses filters that attempt to avoid taking trades with poor risk/reward characteristics. In addition, once a trade is taken, an array of exit strategies are employed that attempt to protect open profits while exiting positions that fail to trend in the expected direction. Initial money stops are strictly followed and factors that would make it difficult to execute trades, such as reduced liquidity or extreme market developments, are also incorporated in the trading decision and risk management processes.

      Other risk factors such as foreign currency risk when trading in non-U.S. markets, custodian risk, and counterparty risk when trading in the over-the counter markets are taken into account and play an important part of Sunrise's overall risk management process. Sunrise uses only counterparties and brokers to execute trades that it and the market generally perceive as creditworthy. The majority of trades are done with institutions with which Sunrise has long-term relationships.

      Non-Trading Risk.

      The Partnership controls the non-trading exchange rate risk by regularly converting foreign balances back into U.S. dollars (no less frequently than twice a month, and more frequently if a particular foreign currency balance becomes unusually high).

      The Partnership has cash flow interest rate risk on its cash on deposit with MLPF&S in that declining interest rates would cause the income from such cash to decline. However, a certain amount of cash or cash equivalents must be held by the Partnership in order to facilitate margin payments and pay expenses and redemptions. MLAI LLC does not take any steps to limit the cash flow risk on its cash held on deposit at MLPF&S.

ITEM 3. PROPERTIES

      The Partnership does not own or use any physical properties in the conduct of its business.

      The Partnership's administrative office is the administrative offices of MLAI LLC (Princeton Corporate Campus, 800 Scudders Mill Road - Section 2G, Plainsboro, New Jersey 08536). MLAI LLC performs all administrative services for the Partnership from MLAI LLC's offices.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      (a) Security Ownership of Certain Beneficial Owners

      As of February 28, 2003, no person or "group" is known to be or have been the beneficial owner of more than 5% of the Units. All of the Partnership's units of general partnership interest are owned by MLAI LLC.

      (b) Security Ownership of Management

      As of February 28, 2003, MLIM AS owned 5,754 Unit-equivalent general partnership interests, which constituted 0.96% of the total Units outstanding, the principals of MLAI LLC did not own any Units, and the Advisor did not own any Units.

      (c) Changes in Control

      None.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

      (a, b) Identification of Directors and Executive Officers

      As a limited partnership, the Partnership itself has no officers or directors and is managed by MLAI LLC. Trading decisions are made by the Advisor on behalf of the Partnership.

      The managers and principal officers of MLAI LLC and their business backgrounds are as follows.

ROBERT M. ALDERMAN          Chief Executive Officer, President and Manager

STEVEN B. OLGIN             Vice President, Chief Operating Officer and Manager

MICHAEL L. PUNGELLO         Vice President, Chief Financial Officer and Treasurer

JEFFREY F. CHANDOR          Manager

      Robert M. Alderman was born in 1960. Mr. Alderman is a Managing
Director of Merrill Lynch Global Private Client and Chief Executive Officer, President and Manager of the General Partner. He is responsible for coordinating a global sales effort and managing the retail product line, which includes hedge funds, private equity opportunities, managed futures funds and exchange funds. Prior to re-joining Merrill Lynch and the International Private Client Group in 1999, he was a partner in the Nashville, Tennessee based firm of J.C. Bradford & Co. where he was the Director of Marketing, and a National Sales Manager for Prudential Investments. Mr. Alderman first joined Merrill Lynch in 1987 where he worked until 1997. During his tenure at Merrill Lynch, Mr. Alderman has held positions in Financial Planning, Asset Management and High Net Worth Services. He received his Master of Business Administration from the Carroll School of Management Boston College and a Bachelor of Arts from Clark University.

      Steven B. Olgin was born in 1960. Mr. Olgin is Vice President, Chief Operating Officer and a Manager of the General Partner. He joined the General Partner in July 1994 and became a Vice President in July 1995. From 1986 until July 1994, Mr. Olgin was an associate of the law firm of Sidley & Austin. In 1982, Mr. Olgin graduated from The American University with a Bachelor of Science in Business Administration and a Bachelor of Arts in Economics. In 1986, he received his Juris Doctor from The John Marshall Law School. Mr. Olgin is a member of the Managed Funds Association's Government Relations Committee and has served as an arbitrator for the National Futures Association. Mr. Olgin is a member of the Illinois bar.

      Michael L. Pungello was born in 1957. Mr. Pungello is Vice President, Chief Financial Officer and Treasurer of the General Partner. He was First Vice President and Senior Director of Finance for Merrill Lynch's Operations, Services and Technology Group from January 1998 to March 1999. Prior to that, Mr. Pungello spent over 18 years with Deloitte & Touche LLP, and was a partner in their financial services practice from June 1990 to December 1997. He graduated from Fordham University in 1979 with a Bachelor of Science in Accounting and received his Master of Business Administration in Finance from New York University in 1987.

      Jeffrey F. Chandor was born in 1942. Mr. Chandor is the Global Sales Director of the General Partner. Mr. Chandor became a Manager of the General Partner on April 1, 2003. He was a Senior Vice President, Director of Sales, Marketing and Research and a Director of Merrill Lynch Investment Partners, Inc., a predecessor to the General Partner. He joined Merrill Lynch, Pierce, Fenner & Smith Incorporated in 1971 and has served as the Product Manager of International Institutional Equities, Equity Derivatives and Mortgage-Backed Securities as well as Managing Director of International Sales in the United States, and Managing Director of Sales in Europe. Mr. Chandor holds a Bachelor of Arts degree from Trinity College, Hartford, Connecticut.

      As of February 28, 2003, the principals of MLAI LLC had no investment in the Partnership, and MLAI LLC's general partnership interest was valued at $1,224,850.

      MLAI LLC acts as general partner to three public futures funds whose units of limited partnership interest are registered under the Securities Exchange Act of 1934: The Futures Expansion Fund Limited Partnership, John W. Henry & Co./Millburn L.P. and ML JWH Strategic Allocation Fund L.P. Because MLAI LLC serves as the sole general partner of each of these funds, the officers and managers of MLAI LLC effectively manage them as officers and directors of such funds. Prior to February 28, 2003, MLAI LLC (while still known as MLIM AS LLC) acted as general partner of six public futures funds whose units of limited partnership interest are registered under the Securities Exchange Act of 1934.

      (c) Identification of Certain Significant Employees

      None.

      (a) Family Relationships

      None.

      (b) Business Experience

      See Item 5 (a, b) above.

      (c) Involvement in Certain Legal Proceedings

      None.

      (d) Promoters and Control Persons

      Not applicable.

ITEM 6. EXECUTIVE COMPENSATION

      The officers of MLAI LLC are remunerated by Merrill Lynch in their respective positions. The Partnership does not itself have any officers, directors or employees. The Partnership pays Brokerage Commissions to an affiliate of MLAI LLC and Administrative Fees to MLAI LLC. MLAI LLC or its affiliates also may receive certain economic benefits from holding the Partnership's dollar assets in offset accounts, as described in Item 1(c) above. The managers and officers receive no "other compensation" from the Partnership, and the managers receive no compensation for serving as managers of MLAI LLC. There are no compensation plans or arrangements relating to a change in control of either the Partnership or MLAI LLC.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      (a) Transactions Between Merrill Lynch And The Partnership

      All of the service providers to the Partnership, other than Sunrise, are affiliates of Merrill Lynch. Merrill Lynch negotiated with Sunrise over the level of its consulting fees and Profit Share. However, none of the fees paid by the Partnership to any Merrill Lynch party were negotiated, and they are higher than would have been obtained in arm's-length bargaining.

      The Partnership pays Merrill Lynch substantial Brokerage Commissions and Administrative Fees as well as bid-ask spreads on forward currency trades. The Partnership also pays MLPF&S interest on short-term loans extended by MLPF&S to cover losses on foreign currency positions.

      Within the Merrill Lynch organization, MLAI LLC is the beneficiary of the revenues received by different Merrill Lynch entities from the Partnership. MLAI LLC controls the management of the Partnership and serves as its promoter. Although MLAI LLC has not sold any assets, directly or indirectly, to the Partnership, MLAI LLC makes substantial profits from the Partnership due to the foregoing revenues.

      No loans have been, are or will be outstanding between MLAI LLC or any of its principals and the Partnership.

      MLAI LLC pays substantial selling commissions and trailing commissions to MLPF&S for distributing the Units. MLAI LLC is ultimately paid back for these expenditures from the revenues it receives from the Partnership.

      (b) Certain Business Relationships

      MLPF&S, an affiliate of MLAI LLC, acts as the principal commodity broker for the Partnership.

      In 2002, the Partnership expensed: (i) Brokerage Commissions of $4,012,892 to MLPF&S, which included $726,729 in consulting fees earned by the Advisor; and
(ii) Administrative Fees of $182,404 to MLAI LLC. In addition, MLAI LLC and its affiliates may have derived certain economic benefits from possession of the Partnership's assets, as well as from foreign exchange and EFP trading.

      See Item 1(c) "Narrative Description of Business -- Charges" for a discussion of other business dealings between MLIM AS and the Partnership.

      (c) Indebtedness Of Management

      The Partnership is prohibited from making any loans, to management or otherwise.

      (d) Transactions With Promoters

      Not applicable.

ITEM 8. LEGAL PROCEEDINGS

      Neither the Partnership nor MLAI LLC has never been the subject of any material litigation. Merrill Lynch, a partner of MLIM, which is the sole member of MLAI LLC, and MLPF&S and the 100% indirect owner of all Merrill Lynch entities involved in the operation of the Partnership, as well as certain of its subsidiaries and affiliates have been named as defendants in civil actions, arbitration proceedings and claims arising out of their respective business activities. Although the ultimate outcome of these actions cannot be predicted at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management that the result of these matters will not be materially adverse to the business operations or financial condition of MLAI LLC or the Partnership.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

      (a) Market Information

      There is no trading market for the Units, and none is likely to develop. Limited Partners may redeem Units on 10 days' written notice to MLAI LLC as of the last day of each month at their Net Asset Value. None of the Partnership's common equity (i) is subject to outstanding options or warrants to purchase, or securities convertible into, common equity of the Partnership, (ii) could be sold pursuant to Rule 144 under the Securities Act of 1933 or is subject to an agreement with the Partnership relating to registration under the Securities Act of 1933, or (iii) is being, or has publicly been proposed to be, publicly offered by the Partnership.

      (b) Holders

      As of February 28, 2003, there were 697 holders of Units, including MLAI LLC.

      (c) Dividends

      MLAI LLC has not made, and does not contemplate making, any distributions on the Units.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

      Between January 1, 2000 and December 31, 2002, the Partnership issued Units at monthly closings as set forth in the following chart.

       DATE OF CLOSING:            NUMBER OF UNITS SOLD:      AGGREGATE OFFERING PRICE:
       ----------------            ---------------------      -------------------------
       January 31, 2000                   19,383                     $2,905,124.04

      February 29, 2000                    6,555                       $957,357.75

        March 31, 2000                     3,280                       $472,910.40

        April 28, 2000                     3,760                       $516,022.40

         May 31, 2000                      8,440                     $1,147,249.20

        June 30, 2000                      4,440                       $601,797.60

        July 31, 2000                      2,382                       $323,689.98

       August 31, 2000                     2,195                       $309,824.00

      September 29, 2000                    122                         $16,993.38

       October 31, 2000                    5,180                       $721,833.00

      November 30, 2000                    None                           0

      December 29, 2000                    None                           0

       January 31, 2001                    3,226                       $518,966.62

      February 28, 2001                   11,907                     $1,990,016.91

        March 30, 2001                     6,918                     $1,238,598.72

        April 30, 2001                     8,970                     $1,489,992.90

         May 31, 2001                      6,184                    $1,074,655.52

        June 29, 2001                     15,296                    $2,622,958.08

        July 31, 2001                      3,244                     $548,236.00

       August 31, 2001                     10,741                   $1,851,963.22

      September 28, 2001                  45,192                     $8,272,395.60

       October 31, 2001                    9,086                     $1,755,596.92

      November 30, 2001                   20,501                     $3,584,449.55

      December 31, 2001                   24,161                     $4,285,678.18

       January 31, 2002                  16,079                      $2,779,094.36

      February 28, 2002                   13,041                    $2,182,130.76

        March 29, 2002                   16,788                      $2,810,646.96

        April 30, 2002                    8,082                      $1,364,403.24

         May 31, 2002                    10,931                      $1,921,232.56

        June 28, 2002                    19,039                      $3,608,842.45

        July 31, 2002                    17,621                      $3,386,756.20

       August 30, 2002                   20,696                      $4,003,020.32

      September 30, 2002                  22,995                    $4,681,092.15

       October 31, 2002                  20,240                      $3,979,993.60

      November 29, 2002                  92,685                    $17,359,900.50

      December 31, 2002                  37,198.818                 $7,299,524.06

      Each of the foregoing Units was privately offered and sold only to "accredited investors" as defined in Rule 501(a) under the Securities Act in reliance on the exemption from registration provided by Rule 506 under the Securities Act. No underwriting discounts or underwriting commissions were paid in connection with such sales.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES

      The securities to be registered consist of Limited Partnership Interests.

      (a)(1)(i) Distributions may be made in MLAI LLC's discretion, although it does not contemplate making any.

      (iv) Units may be redeemed as of the end of the month on 10 days' written notice provided that (x) all liabilities, contingent or otherwise, of the Partnership, except any liability to Partners on account of their capital contributions, have been paid or there remains property of the Partnership sufficient to pay them, (y) partial redemptions are not permitted if the Net Asset Value of the redeeming Limited Partner's remaining Units is less than $25,000. If at the close of business on any day, losses which would have caused the value of an investment made as of the inception of trading to decline by 50% or more are incurred, the Partnership will liquidate all open positions as expeditiously as possible and suspend trading. Within ten business days after the date of suspension of trading, MLAI LLC will declare a Special Redemption Date in which Partners may redeem their Units. If, after such Special Redemption Date, the Net Assets of the Partnership are at least $250,000, the Partnership may, in the discretion of MLAI LLC, resume trading. MLAI LLC may at any time and in its discretion declare a Special Redemption Date, should it determine that it is in the best interests of the Partnership to do so. MLAI LLC may also, in its discretion, declare additional regular redemption dates and permit certain Limited Partners to redeem at other than month-end. MLAI LLC may defer redemption if raising the requisite funds would, in its good faith judgment, be unduly burdensome to the Partnership. MLAI LLC has the right, in its sole discretion and at any time and for any reason, to mandatorily redeem any Units. Such redemption may be effected upon ten days' notice.

      (v) None of the Units carry any voting rights. However, the owners of the Units do have the power to approve the dissolution of the Partnership at a specified time and to approve an amendment to the Limited Partnership Agreement by obtaining the consent of more than fifty percent of the aggregate value of the Interests then owned by the Limited Partners.

      (vii) Upon the occurrence of an event causing the dissolution of the Partnership, payment of creditors and distribution of the Partnership's assets will be effected as soon as practicable in accordance with the Delaware Revised Uniform Limited Partnership Act. In such event, MLAI LLC and each Limited Partner will share in the assets of the Partnership pro rata in accordance with its or his respective interests in the Partnership, less any amount owing by such Partner to the Partnership.

      (ix) Except as otherwise provided by law, liability of Limited Partners for the liabilities of the Partnership is limited to the capital contribution of the Limited Partner plus its or his share of undistributed profits and assets, if any, including any obligation under law to return to the Partnership distributions and returns of contributions. MLAI LLC is liable for all obligations of the Partnership to the extent that the Partnership assets are insufficient.

      (x) Units are subject to restriction on alienability. Assignment, transfer or disposition of any Units or part or all of any right, title or interest in the capital or profits of the Partnership by a Limited Partner may only be effected by giving written notice to and receiving the written consent of MLAI LLC and must be in compliance with federal and state securities laws.

      (a)(1)(ii), (iii), (vi), (viii), (xi); (a)(2) through (5); (b); (c); (e);
and (f) are inapplicable.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

      MLAI LLC and its affiliates will be indemnified by the Partnership against any losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them based on their conduct relating to the Partnership as long as the conduct resulting in the same did not constitute negligence or misconduct or breach any fiduciary obligation to the Partnership and was done in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Partnership. Affiliates of MLAI LLC are entitled to indemnification only for losses resulting from claims against such affiliates due solely to their relationship to MLAI LLC or for losses incurred by such affiliates in performing the duties of MLAI LLC and acting wholly within the scope of the authority of MLAI LLC.

      MLAI LLC and its affiliates and any person acting as a selling agent for the Units will not be indemnified for any losses, liabilities or expenses arising from or out of an alleged violation of federal or state securities laws unless (1) there has been a successful adjudication on the merits of each count involving alleged securities law violations as to the particular indemnitee, or
(2) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction as to the particular indemnitee or (3) a court of competent jurisdiction approves a settlement of the claims against a particular indemnitee.

      For the purposes of this Item 12, the term "affiliates" means any person performing services on behalf of the Partnership who: (1) directly or indirectly controls, is controlled by, or is under common control with MLAI LLC; or (2) owns or controls 10% or more of the outstanding voting securities of MLAI LLC; or (3) is an officer or director of MLAI LLC; or (4) if MLAI LLC is an officer, director, partner or trustee, is any entity for which MLAI LLC acts in any such capacity.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

      The financial statements required by this item are included in Exhibit 13.01.

      The supplementary financial information specified by Item 302 of Regulation S-K is not applicable.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      There were no changes in or disagreements with independent auditors on accounting or financial disclosure.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

      (a) (1) Financial Statements

      The following financial statements required by this Item are included in
      Exhibit 13.01.

                                                                            Page
                                                                            ----

               Independent Auditors' Report                                   1
               Statements of Financial Condition as of
                    December 31, 2002 and 2001                                2
               Statements of Operations for the years ended
                    December 31, 2002, 2001 and 2000                          3
               Statements of Changes in Partners' Capital for the
                    years ended December 31, 2002, 2001 and 2000              4
               Financial Data Highlights for the year ended
                    December 31, 2002                                         5

               Notes to Financial Statements                               6-10

       (a)(2)  Financial Statement Schedules


      Financial Statement schedules not included in this Form 10 have been omitted for the reason that they are not required or are not applicable or that equivalent information has been included in the financial notes or statements thereto.

      (b) Exhibits

      The following documents (unless otherwise indicated) are filed herewith and made part of this Registration Statement.

Exhibit Designation        Description
-------------------        -----------

3.01 Amended and Restated Certificate of Limited Partnership of ML Select Futures I L.P.

3.02(a) ML Select Futures I L.P. Sixth Amended and Restated Limited Partnership Agreement

10.01                      Subscription Agreement

10.02                      Customer Agreement between ML Chesapeake L.P. and
                           Merrill Lynch Futures Inc.

10.03 Advisory Agreement by and among ML Select Futures I L.P. and Sunrise Capital Partners, L.L.C. and Merrill Lynch Investment Partners Inc.

10.04                      Consulting Agreement between Merrill Lynch Futures
                           Inc. and

                           Sunrise Capital Partners, LLC

10.05 Selling Agreement among ML Chesapeake L.P., Merrill Lynch Investment Partners Inc., Merrill Lynch Futures Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Chesapeake Capital Corporation

13.01                      2002 Independent Auditors' Report

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                             ML SELECT FUTURES I L.P.
                             (Registrant)

                             Date: April 30, 2003


                             By: Merrill Lynch Alternative Investments LLC,
                                               General Partner


                             By:  /s/ Steven B. Olgin
                                 ------------------------------------------
                                 Name:   Steven B. Olgin
                                 Title:  Vice President, Chief Operating
                                         Officer and Manager